UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 8, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX POSITION REGARDING
ITS OPERATIONS IN VENEZUELA

MONTERREY, MEXICO, April 7, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today, in response to the announcement made by Hugo Chávez, President of Venezuela, the following:

1. Venezuelan Ministers Rafael Ramírez, Minister of Energy and Oil; Rodolfo Sanz, Minister of Basic Industries and Mining; William Contreras, Minister of Light Industries and Commerce and Edith Gómez, Minister of Habitat and Housing met today with representatives of the cement companies in Venezuela.

2. Rafael Ramírez, Minister of Energy and Oil, informed the representatives of the cement industry about the decision of the Government of Venezuela to control the cement industry through a scheme in which the government would have at least a 60% stake with operative and administrative control, explaining that other options may be considered during a negotiation period.

3. It is the government’s intention to have negotiations with each of the cement companies. Working teams will be formed by each company to initiate conversations with the government.

4. CEMEX expresses its willingness to engage in a dialogue with the authorities to find a mutually satisfactory solution.

5. During the negotiation period, CEMEX will continue to operate normally and will look after the interests of its employees. CEMEX is confident that it has the support of authorities to guarantee the safety of its personnel and the integrity of its facilities.

6. CEMEX has always been in compliance with local law and regulations in Venezuela and has been committed to its workers and the continued development of the country through activities that benefit Venezuelan communities.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 8, 2008	By:	/s/ Rafael Garza Lozano
		Name:	Rafael Garza Lozano
		Title:	Chief Comptroller